

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 8, 2008

VIA U.S. MAIL AND FAX (212) 930-9725

Sheng-Peir Yang
Chief Executive Officer, President and
  Chairman of the board
Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

> **Re:** **Omphalos Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 11, 2008**
> **Forms 10-Q for the quarters ended March 31, and September 30, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Sheng-Peir Yang:

We have reviewed your response dated November 26, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Explanatory Note

1.   Please tell us and disclose why you refer to the 2007 and 2006 financial statements as revised. If the financial statements were restated in accordance with SFAS 154, then you should provide the disclosures required by that statement in your financial statements. We similarly note your reference to amended financial statements in the March 31, and June 30, 2008 amended Forms 10-Q. Please similarly revise.

Item 4.01 Changes in Registrant's Certifying Accountant

2.   Please revise to state whether the decision to change accountants was recommended or approved by (A) any audit or similar committee of the board of directors, if the issuer has such a committee; or (B) the board of directors, if the issuer has no such committee. Refer to Item 304(a)(1)(iii) of Regulation S-K.

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

3.   Please tell us why you include the 'Other operating revenue' in determining your gross profit. Tell us the components of this item and why you believe that these amounts represent revenues. Please similarly address this comment for your interim financial statements included in your forms 10-Q.

Consolidated and Combined Statements of Cash Flows, page 6

4.   Please refer to our prior comment 4. It appears from your response that you believe that the distribution to shareholders should be treated as a dividend. Please tell us your consideration of paragraph 20(a) of SFAS 95 with regards to the classification of the distribution to owners in the statement of cash flows.

5.   Please reconcile the amounts reflected for 2006 with your statements of cash flows for 2006 presented on page 6 of the combined statements of cash flows audited by Simon & Edward.

6.   You present 'Redemption (Purchase) of investments' as a source or use of cash provided by investing activities. Please tell us how this presentation considers the guidance in paragraph 18 of SFAS 115. Tell us whether the redemptions represent sales and/or maturities.

Note 1. Organization and Summary of Significant Accounting Policies, page 7

Accounts Receivable, page 8

7.   We note that you carry accounts receivable at the original invoice amount "less an estimate for doubtful receivables based on a review of all outstanding amounts at year end." Please tell us and disclose how you ensure that the amount of your accounts receivable are properly stated at each balance sheet date, including interim financial statements. Please also clarify in your policy whether or not you only provide reserves for specific amounts deemed uncollectible or also a reserve for unspecific accounts based on past collection experience and your expectations of the future.

Revenue Recognition, page 9

8.   We note that your revenue recognition policy is overly general and does not tell a reader how and when you record revenue for your sales. For example, if true, you could state that the company recognizes revenue upon shipment. Please also tell us and disclose in the nature of the discounts, rebates, returns and other allowances you provide to customers and how you determine the amount to accrue for these items.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 4. Fair Value Measurements, page 10

9.   We note your disclosure that SFAS 157 applies to long-term investments. Please expand your disclosure in future filings to include all instruments that should be considered under the guidance of SFAS 157 including your cash equivalents.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Condensed Consolidated Balance Sheets, page 5

10.   Please tell us why the number of shares of common stock outstanding increased by 2,731,667 shares. Discuss how this transaction is reflected in your statements of cash flows.

11.   Please show us a reconciliation of retained earnings from December 31, 2007 through September 30, 2008.

Exhibit 31.1 and 31.2

12.   Please refer to our prior comment 5. We continue to note the following with regards to the certifications included as an exhibit to your Form 10-Q:

·   You added the phrase 'for the quarter ended September 30, 2008' to paragraph 1; and
·   You deleted the phrase '(the registrant's fourth fiscal quarter in the case of an annual report)' from paragraph 4(d).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant